Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	Predecessor			Successor
	Year ended		February 4, 2007 through July 6, 2007	July 7, 2007 through February 2, 2008	Year ended		Thirteen weeks ended
	January 28, 2006	February 3, 2007			January 31, 2009	January 30, 2010	May 1, 2010
Earnings before taxes	$(103,227)	$23,994	$37,103	$(39,912)	$(28,790)	$76,543	$30,944
Fixed charges:
Interest Expense (excluding loss on extinguishment)	—	—	—	6,978	36,531	53,222	13,623
Interest Element of Lease Costs	61,940	58,600	22,047	36,466	55,726	56,075	14,126

Total fixed charges	$61,940	$58,600	$22,047	$43,444	$92,257	$109,297	$27,749
Earnings before taxes and fixed charges	$(41,287)	$82,594	$59,150	$3,532	$63,467	$185,840	$58,693
Ratio of earnings to fixed charges (1)	N/A	1.4	2.7	N/A	N/A	1.7	2.1

(1)	For fiscal year 2005, the period from July 7, 2007 through February 2, 2008, and fiscal year 2008, our ratio of earnings to fixed charges was less than 1. Our earnings were insufficient to cover fixed charges by $103.2 million, $39.9 million, and $28.8 million for fiscal year 2005, the period from July 7, 2007 through February 2, 2008, and fiscal year 2008, respectively.